Exhibit 99.2

LAWRENCE COHEN
3311 N.E. 26th Avenue
Lighthouse Point, Florida 33084
305/943-4070
Fax 305/785-8495

December 26, 2002

TO:	The Board of Directors
VoiceFlash Networks Incorporated

Gentlemen:

I hereby resign as a director of VoiceFlash Networks, Inc. (the "Company"), effective immediately. I have resigned because, as you know, I have serious disagreements with management regarding operations, policies and reporting. Specifically, I advised the SEC and the Board that it had recently come to my attention that the Company's financial statements for the fiscal year ended July 31, 2002, which were included in the Company's Form 10-KSB and certified by members of management under the Sarbanes-Oxley Act, may be materially false and misleading in that the Company may have improperly recognized significant income revenue in that fiscal year. The misstatement appears to be the result of improperly recognizing certain "reserves" established by agreements between the Company's subsidiary and its customers.

Since I disclosed these allegations to the SEC and the Board, I have been harassed, terminated as Chairman and hounded by management and their lawyers, Hunton and Williams.

At a Board meeting held on December 9, 2002, I made a resolution for an independent investigation of this matter. That was voted down. I also made a resolution calling for an annual shareholders meeting to be scheduled on a specific date; the Board voted that down as well, Thereafter, my only alternative was to go to court to compel that a meeting be held.

The Board has removed me as Chairman of the Board of VoiceFlash Networks and as Chairman of the Board of United Capturdyne, the Company's operating subsidiary. I believe these actions violate the Sarbanes-Oxley Act that protects whistleblowers. Moreover, the Company's attorneys, Hunton and Williams, have refused to step aside to allow an independent investigation Hunton and Williams were the lawyers who assisted in preparation of the Form 10-KSB and are now conducting the investigation into these allegations. This is like Enron where the lawyers investigated their own acts and the acts and the acts of their clients and principals. I believe that Hunton and WIlliams have become an impediment in a true investigation.

At the December 9, 2002 Board meeting, the Board also approved a resolution to negotiate with Berthel Fisher, an NASD broker dealer (Berthel holds a promissory note from the Company convertible into about 300,000 shares of the Company's stock). I now suspect that management is negotiating to issue millions of shares to Berthel Fisher to dilute the outstanding shares held by current shareholders. I also believe that the Audit Committee is not independent, and has signed off without a true examination of the company's filings.

Based upon the foregoing disagreements with management, I hereby resign as a Director. I hereby request that the Company disclose these disagreements to the public and to the shareholders in accordance with federal securities laws.

Very truly yours,
/S/ LARRY COHEN Larry Cohen